November 26, 2013

Mr. Jeffrey A. Foor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
Columbia Global Opportunities Fund (the Fund)
Post-Effective Amendment No. 96
File No. 333-131683/ 811-2185

Dear Mr. Foor:

This letter responds to comments received on November 19, 2013 for the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

FEES AND EXPENSES OF THE FUND
COMMENT NO. 1:	Please confirm that any acquired fund fees and expenses will be reflected in the table.

RESPONSE:	So confirmed.

COMMENT NO. 2:	In footnote (e) to the Annual Fund Operating Expenses table, confirm that all exclusions to the fee waiver are stated.

RESPONSE:	It is confirmed that all exclusions to the fee waiver are disclosed categorically or specifically within the footnote, while noting that certain disclosure in the footnote could be deleted to make that point more clearly. In that regard, footnote (e) will be revised to remove the following language: “certain fees and expenses, such as”. However, the classes are below the fee waiver so there will be no footnote in this Fund’s prospectus.

COMMENT NO. 3:	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the fee and expense table, the duration of such agreement will be at least one year from the date of effectiveness of the Fund’s prospectus.

RESPONSE:	So confirmed.

COMMENT NO. 4:	Please confirm that there are no recoupments under the contractual cap agreement.

RESPONSE:	So confirmed.
PRINCIPAL INVESTMENT STRATEGIES

COMMENT NO. 5:	Please clarify whether for non-U.S. equity investments that the Fund may invest in securities of any capitalization size, as is stated for U.S. equity securities.

RESPONSE:	The disclosure will be revised to clarify that any capitalization is also permissible for non-U.S. equity securities.

COMMENT NO. 6:	With respect to the 40% global test specified in the paragraph 4, please include a statement that it will not go below a 30% floor.

RESPONSE:	The following will be added to the principal investment strategies. “This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable.

COMMENT NO. 7:	With respect to the last sentence in paragraph 4, the staff policy is that a Fund cannot count notional value toward meeting a names or global test.

RESPONSE:	This sentence will be deleted.

COMMENT NO. 8:	Ensure there is a corresponding principal risk to correspond with the frequent trading strategy disclosure in the Principal Investment Strategies.

RESPONSE:	Frequent Trading Risk will be added to the Principal Risks section of the Fund.

MORE INFORMATION ABOUT THE FUND

COMMENT NO. 9:	In the section Additional Investment Strategies and Policies – Transactions in Derivatives, please describe the specific derivative instruments in which the Fund invests.

RESPONSE:	Those derivatives which the Fund is currently or anticipates investing in materially are specifically discussed in the Fund’s Principal Investment Strategies. In addition, the Fund’s practice is to note within the “More Information About the Fund” section under “Transactions in Derivatives” its ability to invest in derivatives generally, while describing in the Funds’ SAI all the derivatives instruments/types available to the Funds for investment.

COMMENT NO. 10:	In the section, Expense Reimbursement Arrangements and Impact on Past Performance, the exclusion list is more extensive than that in footnote (e) to the Annual Fund Operating Expenses table. Is the complete list of items included in the summary section?

RESPONSE:	Please see the response to Comment No. 2 above.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT NO. 11:	In the portfolio manager table, please ensure that information for the new portfolio manager, Toby Nangle, is included.

RESPONSE:	The requested information will be included.

COMMENT NO. 12:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	The Registrant agrees to make such representations:

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.